UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 7)

Under the Securities Exchange Act of 1934

Pacific Coast Oil Trust

(Name of Issuer)

Units of Beneficial Interest

(Title of Class of Securities)

694103102

(CUSIP Number)

Carson Mitchell

Shipyard Capital LP
1477 Ashford Avenue, #2006

San Juan, PR 00907

1-646-509-9519

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 31, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 694103102	13D	Page 2 of 12

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
91-1962899 EVERGREEN CAPITAL MANAGEMENT LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,305,635
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,305,635
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,305,635
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.57%
14.	TYPE OF REPORTING PERSON (see instructions)

IA

*	Percentage calculated based on 38,583,158 units outstanding as of August 1, 2019, as reported in the 10-Q of Pacific Coast Oil Trust, filed with the Securities and Exchange Commission on August 1, 2019.

CUSIP No. 694103102	13D	Page 3 of 12

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
47-4835562 SHIPYARD CAPITAL LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,212,503
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,212,503
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,212,503
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.33%
14.	TYPE OF REPORTING PERSON (see instructions)

PN

*	Percentage calculated based on 38,583,158 units outstanding as of August 1, 2019, as reported in the 10-Q of Pacific Coast Oil Trust, filed with the Securities and Exchange Commission on August 1, 2019.

CUSIP No. 694103102	13D	Page 4 of 12

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
47-4663148 SHIPYARD CAPITAL MANAGEMENT LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,212,503
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,212,503
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,212,503
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.33%
14.	TYPE OF REPORTING PERSON (see instructions)

IA

*	Percentage calculated based on 38,583,158 units outstanding as of August 1, 2019, as reported in the 10-Q of Pacific Coast Oil Trust, filed with the Securities and Exchange Commission on August 1, 2019.

CUSIP No. 694103102	13D	Page 5 of 12

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

CEDAR CREEK PARTNERS LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,011,055
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,011,055
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,011,055
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.21%
14.	TYPE OF REPORTING PERSON (see instructions)

PN

*	Percentage calculated based on 38,583,158 units outstanding as of August 1, 2019, as reported in the 10-Q of Pacific Coast Oil Trust, filed with the Securities and Exchange Commission on August 1, 2019.

CUSIP No. 694103102	13D	Page 6 of 12

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

ERIKSEN CAPITAL MANAGEMENT LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,011,055
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,011,055
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,011,055
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.21%
14.	TYPE OF REPORTING PERSON (see instructions)

IA

*	Percentage calculated based on 38,583,158 units outstanding as of August 1, 2019, as reported in the 10-Q of Pacific Coast Oil Trust, filed with the Securities and Exchange Commission on August 1, 2019.

CUSIP No. 694103102	13D	Page 7 of 12

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Walter C. Keenan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 224,113
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 224,113
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

224,113
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.58%
14.	TYPE OF REPORTING PERSON (see instructions)

IN

*	Percentage calculated based on 38,583,158 units outstanding as of August 1, 2019, as reported in the 10-Q of Pacific Coast Oil Trust, filed with the Securities and Exchange Commission on August 1, 2019.

CUSIP No. 694103102	13D	Page 8 of 12

Item 1.	Security and Issuer

This Schedule 13D relates to units of beneficial interest (the “Units”), of Pacific Coast Oil Trust (the “Issuer” or “Pacific Coast”). The address of the issuer is 601 Travis Street, 16th Floor, Houston, Texas 77002.

Item 2.	Identity and Background

(a) This Statement is filed by:

(1) Shipyard Capital Management LLC (“Shipyard”)

(2) Cedar Creek Partners LLC (“CCP”)

(3) Walter C. Keenan (“Mr. Keenan”)

(4) Evergreen Capital Management LLC dba Evergreen Gavekal (“Evergreen”)

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Evergreen Capital Management LLC and Mr. Walter Keenan are no longer members of a Schedule 13(d) group with the other Reporting Persons and shall cease to be Reporting Persons immediately upon the filing of this Amendment No. 7 to this Statement. The remaining Reporting Persons will continue filing statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.

(b)   The principal business address of Shipyard is 1477 Ashford Avenue, #2006, San Juan, PR 00907. The principal business address of CCP is 8695 Glendale Road, Custer, WA 98240. The principal business address of Mr. Keenan is 25 Ave Munoz Rivera #812, San Juan, PR 00901. The principal business address of Evergreen is 1412 112th Ave NE. Suite 100 Bellevue, WA 98004.

(c)   The principal business of Shipyard is acquiring, holding and disposing of investments in various companies. The principal business of CCP is acquiring, holding and disposing of investments in various companies. The principal business of Mr. Keenan is consulting, primarily to insurance and financial services companies. The principal business of Evergreen is acquiring, holding and disposing of investments in various companies, primarily on behalf of individuals, families and retirement accounts.

(d)   No Reporting Person described herein has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   None of the Reporting Parties described herein has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)   Mr. Mitchell is a citizen of the United States. Shipyard is a Delaware limited liability company. Mr. Eriksen is a citizen of the United States. CCP is a Washington limited liability company. Mr. Keenan is a citizen of the United States. Mr. Hay is a citizen of the United States. Evergreen is a Washington limited liability company.

CUSIP No. 694103102	13D	Page 9 of 12

Item 3.	Source and amount of Funds or Other Consideration

The units were acquired in open market purchases with working capital of Shipyard, CCP, Mr. Keenan, and Evergreen respectively. The amount of funds expended, excluding commissions, to acquire units held by Shipyard, CCP, Mr. Keenan, and Evergreen is $469,225, $688,806, $98,994, and $1,250,660 respectively.

Item 4.	Purpose of Transaction

The Reporting Persons acquired shares of Pacific Coast for investment purposes.

Shipyard, CCP, Mr. Keenan, and Evergreen believe that the trustee is not properly representing unitholders. The trustee has refused to file suit against Pacific Coast Energy Company LP (“PCEC”), the operator of Pacific Coast Oil Trust, for what we believe are illegal and improper assessments against the trust, preventing the trust from making distributions and potentially forcing dissolution and liquidation, which we believe would harm unitholders.

In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the units at times, and in such manner, as they deem advisable to benefit from, among other things, (1) changes in the market prices of the units; (2) changes in the Issuer’s operations, business strategy or prospects; or (3) from the sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will closely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other economic, securities markets, and investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with the trustee of the Issuer (the “Trustee”), other unitholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other investors. Such evaluations and discussions may materially affect, and result in, among other things, the Reporting Persons (1) modifying their ownership of the units; (2) exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; (3) proposing changes in the Issuer’s operations, governance or capitalization; (4) proposing changes of the trust’s trustee or bylaws; or (5) pursuing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

In addition to the information disclosed in this Statement, the Reporting Persons reserve the right to (1) formulate other plans and proposals; (2) take any actions with respect to their investment in the Issuer, including any or all of the actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D; and (3) acquire additional units or dispose of some or all of the units beneficially owned by them, in each case in the open market, through privately negotiated transactions or otherwise. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Since the filing of the 6th Amended 13D on April 4, 2023, the following events have occurred:

On July 12, 2023, a special meeting of unitholders was held and unitholders owning approximately 95.7% of the Units present in person or by proxy at the special meeting voted in favor of the proposal to remove the Bank of New York Mellon Trust Company (“BONY”) as trustee. Proposal 2 to an amendment to the Issuer’s Trust Agreement requiring the Trust to bear all costs associated with the calling of a Special Meeting failed to receive the affirmative vote of 75% of all Units outstanding.

CUSIP No. 694103102	13D	Page 10 of 12

On September 11, 2023, PCEC filed a petition with the Court of Chancery of the State of Delaware (the “Court”) seeking to appoint Province, LLC as successor trustee.

On September 12, 2023, the Reporting Persons jointly filed a petition with the Court seeking to appoint Barclay Leib as temporary trustee and as successor trustee as of January 1, 2024, and requested that the Court modify the Trust Agreement to remove the requirement of Section 6.05 of the Trust Agreement requiring that any successor trustee must be a bank or trust company having combined capital, surplus and undivided profits of at least $100,000,000. Subsequently, the Reporting Persons elected not to proceed and filed a stipulated dismissal of their petition on October 17, 2023, which was signed by the Court that day.

On September 28, 2023 an arbitration panel found as follows: the Trustee is not required to immediately commence marketing and sale of the Trust’s assets; PCEC is entitled to deduct from the net profits its own legal fees and the Trustee’s legal fees paid by PCEC in connection with the Evergreen proceedings, and PCEC is not entitled to reimbursement of such legal fees from the proceeds of the sale of the Trust’s assets.

On October 31, 2023, PCEC filed a motion for summary judgment with regard to the appointment of a successor or temporary trustee, and the Trustee filed a response in opposition to that motion on November 14, 2023. The Court denied PCEC’s motion at a hearing held on November 28, 2023. PCEC elected not to proceed at that time and filed a stipulated dismissal of its petition, without prejudice, on February 27, 2024, which was signed by the Court that day.

On April 4, 2024, Evergreen, Shipyard and Cedar Creek delivered a books and records request to BONY. On May 29, 2024, Shipyard and Cedar Creek withdrew from the unitholder inspection demand.

On May 29, 2024, Evergreen and Mr. Keenan withdrew from the Schedule 13(d) group with the other Reporting Persons and shall cease to be Reporting Persons immediately upon the filing of this Amendment No. 7 to this Statement. The remaining Reporting Persons will continue filing statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.

Item 5.	Interest in Securities of the Issuer

The following sets forth the aggregate number and percentage (based on 38,583,158 units outstanding on August 1, 2019, as reported in the 10-Q of the Issuer filed with the Securities and Exchange Commission on August 1, 2019) of outstanding units owned beneficially by the Reporting Persons.

Name	No. of Shares	Percent of Class
Evergreen Capital Management LLC (1)	3,305,635	8.6%
Shipyard Capital LP (2)	3,212,503	8.3%
Cedar Creek Partners LLC (3)	2,011,055	5.2%
Walter C. Keenan (4)	224,113	0.6%

Total for Evergreen, Shipyard, CCP, and Mr. Keenan	8,753,306	22.7%

(1)	These shares are owned by Evergreen Capital Management, LLC, a Registered Investment Advisor.

(2)	These units are owned by Shipyard, an investment partnership, for which Shipyard Capital Management LLC is General Partner and acts as the discretionary portfolio manager.
(3)	These units are owned by CCP, an investment partnership, for which Eriksen Capital Management LLC is the Managing Member, and acts as the discretionary portfolio manager.
(4)	These units are owned by Walter C. Keenan, a private investor.

CUSIP No. 694103102	13D	Page 12 of 12

There following table sets forth all transactions with respect to the units effected by the Reporting Persons within 60 days of the filing of Amendment No. 7 to the Statement.

	Date	Shares	Buy/Sell	Price
Cedar Creek Partners	5/15/2024	13,120	Buy	0.310

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Letter to Unitholders

CUSIP No. 694103102	13D	Page 12 of 12

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 31, 2024

EVERGREEN CAPITAL MANAGEMENT LLC

By:	/s/ David Hay
David Hay
Co-CIO, Partner

SHIPYARD CAPITAL MANAGEMENT LLC

By:	/s/ Carson Mitchell
Carson Mitchell
Managing Member

CEDAR CREEK PARTNERS LLC

By:	/s/ Tim Eriksen
Tim Eriksen
Managing Member

Walter C. Keenan

By:	/s/ Walter Keenan
Walter Keenan